BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street
Station
                                   New York, NY  10008
                                   February 14, 1996






Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Carlisle Cos Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer

Enclosures

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549




                        SCHEDULE 13G
          Under the Securities Exchange Act of
                     1934 (Amendment No. 3 )*

                      Carlisle Cos Inc.
             __________________________________
                       NAME OF ISSUER:
                Common Stock, $1.00 par value
           _____________________________________
           _
                          TITLE OF CLASS OF
                          SECURITIES 142339101
           _____________________________________
                        __ CUSIP NUMBER


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover
page shall not be deemed to be   filed   for the purpose
of Section 18 of the Securities Exchange Act of 1934 (
Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

CUSIP No.  142339101                    Page 1 of 5 Pages
1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, and its wholly owned
subsidiary, Bankers Trust Company, (as Trustee for
employee benefit plans, and investment advisor).   13-
6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Both Bankers Trust New York Corporation and Bankers Trust
Company are New York corporations.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES

               Bankers Trust Company  40,000 shares

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY

              Bankers Trust Company 0 shares

  EACH         7. SOLE DISPOSITIVE POWER
REPORTING

               Bankers Trust Company 1,019,976 shares

PERSON        8. SHARED DISPOSITIVE POWER
 WITH

              Bankers Trust Company 0 shares


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

               Bankers Trust Company 1,019,976 shares
10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *
                    X
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                Bankers Trust Company 6.6%
12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporations - HC
     Bankers Trust Company - BK

   CUSIP No.  142339101               Page 2 of 5 Pages

          DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
BANK )IS, FOR THE PURPOSE OF SECTION 13(g) OF THE
SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH
IN ITEM 4(a)(ii) HEREOF.


Item 1(a)      NAME OF ISSUER:

                     Carlisle Cos Inc.

Item 1(b)      ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
OFFICES:
   250 South Clinton Avenue  Suite 201 Syracuse, New York
                            13202
Item 2(a)      NAME OF PERSON FILING:
          Bankers Trust New York Corporation, and its
          whollyowned subsidiary, Bankers Trust Company
Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               280 Park Avenue
               New York, New York  10017

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation  and Bankers
          Trust Company are incorporated in the State of New York with its principal business office located in New York

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common stock ($1.00 par value) of Carlisle Cos
          Inc.


Item 2(e)    CUSIP NUMBER:

          142339101





CUSIP No.  142339101                       Page 3 of 5

Pages

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

    (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the

Act. Item 4      OWNERSHIP:

     (a)  Amount Beneficially Owned:

     As of December 31, 1995:

(i) Bankers Trust Company, (as Trustee for employee
benefit plans, and investment advisor) (the   Bank  ) was
the beneficial owner of 1,019,976 shares of common stock.


(ii) The Bank was also the record owner of 950,732 shares
held by the Bank as Trustee of the Carlisle Retirement
Savings Plan, Savings and Security Plan, and Management
Savings Plan (the   Plan  ) with respect to which the
bank
disclaims beneficial ownership). The Plan states that
each Plan participant shall have the right to direct the
manner in which shares of common stock shall be voted at
all stockholders meetings.  The Department of Labor has
expressed the view that, under certain circumstances,
ERISA may require the Trustee to vote shares which are
not allocated to participants accounts and unvoted
shares. Since, in the view of the Bank and Bankers Trust
New York Corporation, such voting power is merely a
residual power based upon the occurrence of an unlikely
contingency and is not a sole or shared power to vote the
securities, the Bank and Bankers Trust New York
Corporation hereby disclaim beneficial ownership of such
securities.
CUSIP No. 142339101                     Page 4 of 5 Pages


     (b)  PERCENT OF CLASS:
          The common stock described in Item 4(a) above as to which the Bank acknowledges beneficial ownership constitutes 6.6% of the Issuers outstanding Common stock. The Common stock as to which the Bank disclaims beneficial ownership constitutes 6.2% of the Issuer s outstanding Common
     Stock.
     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -
               Bankers Trust Company  40,000 shares
          (ii)  shared power to vote or to direct the
                 vote -
               Bankers Trust Company 0 shares

          (iii)  sole power to dispose or to direct
the
                  disposition of -
               Bankers Trust Company 1,019,976 shares

           (iv)  shared power to dispose or to direct
                   the disposition of -
             Bankers Trust Company 0 shares

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not applicable.


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF
          ANOTHER PERSON:

          The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or
the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF
THE GROUP:
          Not applicable.
Item 9    NOTICE OF DISSOLUTION OF GROUP:
          Not Applicable
CUSIP No. 142339101                     Page 5 of 5 Pages
Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as investment
advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

                      EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company